February 29, 2012

Via EDGAR

Jeffrey P. Riedler

Assistant Director

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

Dear Mr. Riedler:

Re:     Genufood Energy Enzymes Corp. (the “Company”)
           Registration Statement on Form S-1
           Filed January 13, 2012
           File No. 333-171784

I am President and C.E.O. of the Company and write this letter on behalf of the Company.  Your comments are reprinted below along with our response and, if applicable, our proposed changes to the Registration Statement:

General

1.       Please update your financial statements and related information, as required by Rule 8-08 of Regulation S-X.

ANSWER:  We have updated our financial statements and related information, as required by Rule 8-08 of Regulation S-X.

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Risk Factors, page 7

2.       Please refer to prior comment two. Your revised disclosure does not reflect the reclassification of “sales commission expenses” and “compensation to distributors” from cost of goods sold to operating expenses in your consolidated statement of operations for the period from June 21, 2010 (Inception) through September 30, 2011. This comment also applies to your results of operations disclosure starting on page 44. Please revise your disclosure accordingly.

ANSWER:  We have corrected these disclosures in the amended S-1.

Plan of Operation, page 42

3.       Your response does not appear to adequately address prior comment five. Please revise your disclosure to describe the factors that caused you not to generate any revenues or cost of goods sold in the fourth quarter of fiscal 2011. Also, revise your disclosure to explain the related impact of these factors on your Plan of Operation and future business prospects.

ANSWER:  We have added the following disclosure:

“We did not generate any revenues or cost of goods sold during our fourth quarter of fiscal 2011 as a result of delays in the product registration with the health authority in one of our key target markets, namely Taiwan.  Although we are currently facing delays in Taiwan, we are moving forward to other target markets such as Singapore with the view to launch and distribute our ProCellax products in that market.  In addition, our Sole Country Distributor in Taiwan has also started to directly deliver our ProCellax range of products to individual consumers from a third country, a delivery method which does not require registration in Taiwan.  They will continue to distribute using this method until product registration occurs, at that point, they will distribute our products through their network of store-front locations throughout Taiwan.”

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Notes to Consolidated Financial Statements

Note 7—Common Stock, page F-10

4.       Please refer to prior comment eight. Please revise your disclosure to include the information in your response, supporting your use of a 12.3% long term growth rate.

ANSWER:  We have revised the disclosure and have included the following:

“The specific value ascribed to the long term growth rate was based on the expectation of the Company’s consistent long term growth within the current target markets and calculated based on guidance from the Company’s valuation expert regarding industry results for long term growth within the industry. The growth rate used was based on the median historical growth rate of 535 companies selling within emerging markets with businesses related to the following: Food Processing, Retail (Distribution); and Retail (Specialty Lines).  Since the Company believes that there is high demand for its products, it had no reason to think that the Company’s long term growth rate would be below industry benchmarks. Given the Company’s inception stage of operations and strong market demand for its product, the Company believes that the 12.3% growth rate is reasonable and comparable to similar companies within the field.”

Please contact the writer if you have any further questions.

Yours truly,

GENUFOOD ENERGY ENZYMES CORP.

Per: /s/ Yi Lung Lin

Yi Lung Lin

President & C.E.O.

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